SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A-5

Under the Securities Exchange Act of 1934

theglobe.com, inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88335R101
(CUSIP Number)

Jonathan E. Cole, Esq. Edwards Angell Palmer & Dodge LLP One North Clematis Street, Suite 400 West Palm Beach, FL 33401 (561) 833-7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS E&C Capital Partners, LLLP S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 277,469,012 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 277,469,012 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,469,012 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 61.5%
14		TYPE OF REPORTING PERSON* PN

(1)(2)   Please see the next page.

(1)    Includes an irrevocable proxy held by E&C Capital Partners, LLLP (“E&C) to vote 10,000,000 shares of common stock when and to the extent such shares are acquired by Carl Ruderman ("Ruderman") pursuant to outstanding warrants which Ruderman holds (the "Proxy Warrant Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated November 22, 2006 by and among Ruderman, Michael S. Egan ("Egan"), Edward A. Cespedes ("Cespedes") and certain of their affiliates (the “Stockholders’ Agreement”). Pursuant to the terms of the Stockholders’ Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer’s President. Also includes (i) 38,469,012 shares of common stock owned by E&C and (ii) 229,000,000 shares held by The Registry Management Company, LLC, a company of which E&C is a controlling investor.

(2)    Does not include Proxy Warrant Shares and certain other securities of the Issuer which may then be owned by Ruderman which the Reporting Persons may cause Ruderman to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Reporting Persons may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

1	NAME OF REPORTING PERSONS E&C Capital Partners II, LLLP S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 235,000,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 235,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 53.2%
14	TYPE OF REPORTING PERSON* PN

(1)    Includes (i) 6,000,000 shares of common stock owned by E&C Capital Partners II, LLLP (“E&C II”) and (ii) 229,000,000 shares held by The Registry Management Company, LLC, a company of which E&C II is a controlling investor. Mr. Egan’s spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities.  Neither Mr. Egan’s spouse nor such trusts have voting or disposition authority over such securities.

1	NAME OF REPORTING PERSONS Dancing Bear Investments, Inc. S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 48,303,148 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 48,303,148 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,303,148 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.9%
14	TYPE OF REPORTING PERSON* CO

(1)    Consists entirely of 48,303,148 shares of common stock owned by Dancing Bear Investments, Inc.

1	NAME OF REPORTING PERSONS Michael S. Egan S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,125,455 (1)
	8	SHARED VOTING POWER 344,573,579 (2)
	9	SOLE DISPOSITIVE POWER 6,125,455 (1)
	10	SHARED DISPOSITIVE POWER 334,573,579 (3) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,699,034 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 76.7%
14	TYPE OF REPORTING PERSON* IN

(1)(2)(3)(4)(5) Please see the next page.

(1)    Represents (i) 5,595,000 shares issuable upon the exercise of certain options and (ii) 530,455 shares of common stock owned directly by Mr. Egan.

(2)    Represents: (i) 48,303,148 shares of common stock owned by Dancing Bear Investments, Inc. (“Dancing Bear”), which is wholly-owned by Mr. Egan, (ii) 38,469,012 shares of common stock beneficially owned by E&C Capital Partners, LLLP (“E&C”); (iii) 6,000,000 shares of common stock beneficially owned by E&C Capital Partners II, LLLP (“E&C II”); (iv) an aggregate of 9,000,000 shares of common stock which are owned by certain trusts of which Mr. Egan is the trustee, (v) 56,000 shares of the common stock owned by certain trusts of which Mr. Egan is the trustee; (vi) warrants to acquire 204,082 shares of common stock, subject to certain anti-dilution adjustment mechanisms, owned by Mr. Egan and his spouse as tenants in the entirety; (vii) 3,541,337 shares owned by Mr. Egan’s spouse, of which Mr. Egan disclaims beneficial ownership; and (viii) 229,000,000 shares of common stock owned by Registry Management Company, LLC, a company of which Mr. Egan is a controlling investor. As to the shares identified in clause (vi) above, Mr. Egan shares such beneficial ownership with his spouse. As to the securities beneficially owned by E&C II as described in clause (iii) above, Mr. Egan’s spouse has a pecuniary interest in approximately 75% of such securities and certain trusts for the benefit of children of Mr. Egan, over which Mr. Egan serves as trustee, have a pecuniary interest in approximately 25% of such securities. Also includes an irrevocable proxy held by E&C to vote 10,000,000 shares of common stock when and to the extent such shares are acquired by Ruderman pursuant to outstanding warrants which Ruderman holds (the "Proxy Warrant Shares"). The proxy was granted to E&C pursuant to a Stockholders' Agreement dated November 22, 2006 by and among Ruderman, Michael S. Egan ("Egan"), Edward A. Cespedes ("Cespedes") and certain of their affiliates (the “Stockholders’ Agreement”). Pursuant to the terms of the Stockholders’ Agreement, E&C was granted an irrevocable proxy to vote the foregoing Proxy Warrant Shares on all matters (including the election of directors) other than with respect to certain potential affiliated transactions involving Messrs. Egan or Cespedes, the Issuer’s President.

(3)    Does not include Proxy Warrant Shares and certain other securities of the Issuer which may then be owned by Ruderman which the Reporting Persons may cause Ruderman to sell pursuant to a "drag-along" right granted to it and its affiliates pursuant to the Stockholders' Agreement. The circumstances under which the Reporting Persons may cause such drag-along are beyond its present control and occur only in the event of certain "Major Sales" or "Approved Sales" (as defined in the Stockholders' Agreement) involving the Issuer.

(4)    Represents the same securities enumerated in footnote (2) above, except for the Proxy Warrant Shares.

(5)    Represents the sum of the items enumerated in footnotes (1) and (2) above.

1	NAME OF REPORTING PERSONS Edward Cespedes S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,215,000 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,215,000 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,215,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.0%
14	TYPE OF REPORTING PERSON* IN

(1)    Consists entirely of options to acquire shares of Common Stock exercisable immediately. Does not include shares owned by E&C in which Mr. Cespedes holds a minority interest of ten percent or shares owned by Registry Management Company, LLC in which E&C holds a minority interest.

1	NAME OF REPORTING PERSONS Registry Management Company, LLC S.S. or I.R.S. IDENTIFICATION NO. of ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 229,000,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 229,000,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.9%
14	TYPE OF REPORTING PERSON* OO

(1)    Consists entirely of 229,000,000 shares of common stock owned by Registry Management Company, LLC.

Item 1.    Security and Issuer

This Schedule 13D/A-5 ("Schedule 13D Amendment") relates to common stock, par value $.001 ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 110 East Broward Blvd., Suite 1400, Fort Lauderdale, Florida 33301.

Item 2.    Identity and Background

(a)-(c)   This Schedule 13D/A-5 is filed on a joint basis pursuant to Rule 13d-1(k) by E&C Capital Partners, LLLP, a Florida limited liability limited partnership (“E&C”), E&C Capital Partners II, LLLP, a Florida limited liability limited partnership (“E&C II”), Michael S. Egan (“Egan”), Dancing Bear Investments, Inc., a Florida corporation (“Dancing Bear”), Edward Cespedes (“Cespedes”) and Registry Management Company, LLC, a Florida limited liability company (“Registry Management” and each a “Reporting Person”). The address of each of the Reporting Persons is 110 East Broward Boulevard, 14th Floor, Fort Lauderdale, Florida 33301. Mr. Egan is the Chairman and Chief Executive Officer of the Issuer and a private investor. Mr. Egan has a controlling interest in E&C, E&C II, Dancing Bear and Registry Management. Mr. Cespedes is the President and a director of the Issuer.

(d)-(e)   During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the individual Reporting Persons is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

This Schedule 13D Amendment gives effect to the distribution by Dancing Bear of all of its remaining convertible promissory notes issued by the Issuer, having an aggregate principal amount of $850,000 and accrued interest of $133,096, to Egan, its sole shareholder, on September 29, 2008. Also, this Schedule 13D Amendment gives effect to the contribution by Egan, E&C and E&C II of all of their convertible promissory notes of the Issuer (including the Dancing Bear notes) to Registry Management in exchange for equity interests in Registry Management, on September 29, 2008. Mr. Egan contributed convertible promissory notes having an aggregate principal amount of $850,000 and accrued interest of $133,096 to Registry Management in exchange for 15,496 Class B Units of Registry Management. Each of E&C and E&C II contributed convertible promissory notes having an aggregate principal amount of $1,700,000 and accrued interest of $561,726 to Registry Management in exchange for 35,650 Class B Units of Registry Management.

Simultaneously with the transfers of the convertible promissory notes described above, the Company and Registry Management consummated the “Purchase Transaction,” as defined below. Upon closing of the Purchase Transaction, the Company (i) issued the Shares and (ii) transferred the business and substantially all of the assets of its subsidiary, Tralliance, to Registry Management, and Registry Management (i) surrendered convertible promissory notes issued by the Issuer having an aggregate principal amount of $4,250,000, together with all accrued and unpaid interest thereon ($1,256,548 in the aggregate), (ii) forgave outstanding rent and miscellaneous fees due and unpaid to the Issuer through the date of closing ($837,722 in the aggregate), and (iii) became obligated to pay an earn-out equal to 10% of Registry Management’s “net revenue” (as defined in the Purchase Agreement) derived from “.travel” names registered by Registry Management through May 5, 2015.

Item 4.    Purpose of Transaction

On May 29, 2007, the Issuer entered into a Note Purchase Agreement by and between the Issuer and Dancing Bear (the “Note Purchase Agreement”), whereby Dancing Bear agreed to loan the Issuer $250,000 (a “2007 Convertible Promissory Note”). In addition, for a period of one hundred and eighty (180) days from the date of the Note Purchase Agreement, Dancing Bear had the option to purchase (the “Option”) additional 2007 Convertible Promissory Notes pursuant to the Note Purchase Agreement such that the amount of Notes issued thereunder may reach the aggregate sum of Three Million Dollars ($3,000,000).  On June 25, July 19 and September 6, 2007, Dancing Bear exercised portions of the Option and acquired additional 2007 Convertible Promissory Notes having principal amounts of $250,000, $500,000 and $250,000, respectively.

The Conversion Price of the Notes was One Cent ($.01) per share of Common Stock of the Issuer. If, after taking into account the number of shares of the Issuer’s Common Stock issuable upon exercise or conversion of all outstanding securities of the Issuer (other than the Notes) that were, directly or indirectly, convertible or exercisable into shares of Common Stock there were not sufficient shares to permit conversion of the Note in full, then the 2007 Convertible Promissory Notes were convertible only to the extent of the number of shares of Common Stock that were authorized and available for issuance until such time as the Issuer filed a Certificate of Amendment increasing the number of authorized shares of Common Stock of the Issuer with the Delaware Secretary of State.

The Note Purchase Agreement provided that the obligation to repay the Notes was secured by a pledge of substantially all of the assets of the Issuer and its subsidiaries (the “Subsidiaries”) pursuant to the terms of that certain Security Agreement by and among the Issuer and the Subsidiaries. As a material inducement to Dancing Bear to purchase the Notes and in recognition of the substantial benefit which the Subsidiaries received from the proceeds of the Notes, the Subsidiaries agreed to guaranty the Notes pursuant to the terms of an Unconditional Guaranty Agreement entered into by and among the Subsidiaries.

On June 10, 2008, the Company entered into a Purchase Agreement (the "Purchase Agreement"), by and among the Company, its subsidiary, Tralliance Corporation (“Tralliance"), and Registry Management, whereby the Company agreed to (i) issue two hundred twenty nine million (229,000,000) shares of its Common Stock (the “Shares”) and (ii) sell the business and substantially all of the assets of its subsidiary, Tralliance, to Registry Management (the “Purchase Transaction”) for consideration consisting of (i) the surrender to the Company of convertible promissory notes issued by the Company having an aggregate principal amount of $4,250,000, together with all accrued and unpaid interest thereon ($1,256,548 in the aggregate), (ii) satisfaction of outstanding rent and miscellaneous fees due and unpaid to Registry Management through the date of closing ($837,722 in the aggregate), and (iii) an earn-out equal to 10% of the Registry Management’s “net revenue” (as defined in the Purchase Agreement) derived from “.travel” names registered by Registry Management through May 5, 2015. Registry Management is controlled by Egan, the Company’s Chairman and Chief Executive Officer and principal stockholder, and each of the Company’s two remaining board members, Cespedes and Robin Segaul Lebowitz, who own a minority interest in Registry Management.

Also on June 10, 2008, Dancing Bear elected to convert $400,000 in principal amount of the 2007 Convertible Promissory Notes issued by the Company. In accordance with the conversion terms of such Notes, such $400,000 was converted at $.01 per share, for an aggregate of 40 million shares of Common Stock. Although the beneficial ownership of Dancing Bear remained the same both before and after such conversion, Dancing Bear’s ownership of the actual issued and outstanding shares of Common Stock increased from approximately 5% to 23% as a result of the conversion. Similarly, while the number of shares beneficially owned by Egan remained the same, Egan and his affiliates’ (including Dancing Bear’s) ownership of the actual issued and outstanding shares of Common Stock increased from approximately 36% to 48% as a result of the conversion. After the conversion, Egan had the ability to significantly influence, if not control, the outcome of any item submitted to a vote of our stockholders, including approval of the Purchase Agreement described above.

On June 12, 2008, Egan, together with certain of his affiliates and other related parties, whom collectively were the record owners of approximately 51.3% of the issued and outstanding shares of Common Stock, executed a written consent of the stockholders adopting the Purchase Agreement and approving the transactions contemplated thereby in accordance with Section 228 of Delaware Law. On July 9, 2008, the same stockholders further ratified their prior action dated June 12, 2008 and approved anew the transaction contemplated by the Purchase Transaction. The actions by written consent were sufficient to approve the Purchase Agreement and the other transactions contemplated by the Purchase Agreement without any further action or vote of the Company’s stockholders.

On September 29, 2008, in contemplation of the consummation of the Purchase Transaction, Dancing Bear distributed all of its remaining 2007 Convertible Promissory Notes, having an aggregate principal amount of $850,000 and accrued interest of $133,096, to Egan, its sole shareholder. Simultaneously with Dancing Bear’s transfer, Egan, E&C and E&C II contributed all of their convertible promissory notes of the Issuer (including the Dancing Bear notes) to Registry Management in exchange for equity interests in Registry Management. Mr. Egan contributed convertible promissory notes having an aggregate principal amount of $850,000 and accrued interest of $133,096 to Registry Management in exchange for 15,496 Class B Units of Registry Management. Each of E&C and E&C II contributed convertible promissory notes having an aggregate principal amount of $1,700,000 and accrued interest of $561,726 to Registry Management in exchange for 35,650 Class B Units of Registry Management.

Also on September 29, 2008 and simultaneously with the transfers of the convertible promissory notes described above, the Company and Registry Management consummated the Purchase Transaction. Upon closing of the Purchase Transaction, the Company (i) issued the Shares and (ii) transferred the business and substantially all of the assets of its subsidiary, Tralliance, to Registry Management, and Registry Management (i) surrendered convertible promissory notes issued by the Issuer having an aggregate principal amount of $4,250,000, together with all accrued and unpaid interest thereon ($1,256,548 in the aggregate), (ii) forgave outstanding rent and miscellaneous fees due and unpaid to the Issuer through the date of closing ($837,722 in the aggregate), and (iii) became obligated to pay an earn-out equal to 10% of Registry Management’s “net revenue” (as defined in the Purchase Agreement) derived from “.travel” names registered by Registry Management through May 5, 2015.

As a result of the transactions on September 29, 2008, the number and percentage of shares of the Company’s Common Stock beneficial owned by the Reporting Persons changed as follows:

Amount beneficially owned:

E&C’s beneficial ownership increased from 82,469,012 to 277,469,012
E&C II’s beneficial ownership increased from 40,000,000 to 235,000,000
Dancing Bear’s beneficial ownership decreased from 133,303,148 to 48,303,148
Mr. Egan’s beneficial ownership increased from 274,699,034 to 350,699,034
Mr. Cespedes’s beneficial ownership remained the same
Registry Management’s beneficial ownership increased from -0- to 229,000,000

Percent of class:

Percent of class owned by E&C increased from 32.2% to 61.5%
Percent of class owned by E&C II increased from 16.2% to 53.2%
Percent of class owned by Dancing Bear decreased from 44.8% to 10.9%
Percent of class owned by Mr. Egan increased from 72.1% to 76.7%
Percent of class owned by Mr. Cespedes decreased from 2.0% to 1.0%
Percent of class owned by Registry Management increased from 0% to 51.9%

Additionally, Egan and his affiliates’ (including E&C, E&C II, Dancing Bear and Registry Management’s) ownership of the actual issued and outstanding shares of Common Stock increased from approximately 48% to approximately 76% as a result of the transactions. After the completion of the transactions, Egan gained the ability to control the outcome of any item submitted to a vote of our stockholders.

Other than the transactions described above, the Reporting Persons are not aware of any plans or proposals which the Reporting Persons may have which relate to or would result in:

(a)    the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

 (c)    a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d)    any other material change in the Issuer's business or corporate structure.

(e)    any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f)    any other material changes in the Issuer’s business or corporate structure.

(g)    any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h)    the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)    in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j)    any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) (b) The amounts and percentages of Common Stock set forth in this Item 5 are based on (i) the shares beneficially owned by Dancing Bear, E&C, E&C II, Mr. Cespedes, Mr. Egan and Registry Management, and (ii) 441,484,838 shares of Common Stock outstanding as of September 29, 2008.

Amount beneficially owned:

277,469,012 with respect to E&C
235,000,000 with respect to E&C II
48,303,148 with respect to Dancing Bear
350,699,034 with respect to Mr. Egan
4,215,000 with respect to Mr. Cespedes
229,000,000 with respect to Registry Management

Percent of class:

61.5% with respect to E&C
53.2% with respect to E&C II
10.9% with respect to Dancing Bear
76.7% with respect to Mr. Egan
1.0% with respect to Mr. Cespedes
51.9% with respect to Registry Management

Number of shares as to which the person has:

sole power to vote or to direct the vote:

-0- with respect to E&C
-0- with respect to E&C II
-0- with respect to Dancing Bear
6,125,455 with respect to Mr. Egan
4,215,000 with respect to Mr. Cespedes
-0- with respect to Registry Management

shared power to vote or to direct the vote:

277,469,012 with respect to E&C
235,000,000 with respect to E&C II
48,303,148 with respect to Dancing Bear
344,573,579 with respect to Mr. Egan
-0- with respect to Mr. Cespedes
229,000,000 with respect to Registry Management

sole power to dispose or to direct the disposition of:

-0- with respect to E&C
-0- with respect to E&C II
-0- with respect to Dancing Bear
6,125,455 with respect to Mr. Egan
4,215,000 with respect to Mr. Cespedes
-0- with respect to Registry Management

shared power to dispose or to direct the disposition of:

267,469,012 with respect to E&C
235,000,000 with respect to E&C II
48,303,148 with respect to Dancing Bear
334,573,579 with respect to Mr. Egan
-0- with respect to Mr. Cespedes
229,000,000 with respect to Registry Management

(c)    On May 29, 2007, the Issuer entered into a Note Purchase Agreement by and between the Issuer and Dancing Bear (the “Note Purchase Agreement”), whereby Dancing Bear agreed to loan the Issuer $250,000 (a “2007 Convertible Promissory Note”). In addition, for a period of one hundred and eighty (180) days from the date of the Note Purchase Agreement, Dancing Bear had the option to purchase (the “Option”) additional 2007 Convertible Promissory Notes pursuant to the Note Purchase Agreement such that the amount of Notes issued thereunder may reach the aggregate sum of Three Million Dollars ($3,000,000).  On June 25, July 19 and September 6, 2007, Dancing Bear exercised portions of the Option and acquired additional 2007 Convertible Promissory Notes having principal amounts of $250,000, $500,000 and $250,000, respectively.

The Conversion Price of the Notes was One Cent ($.01) per share of Common Stock of the Issuer. If, after taking into account the number of shares of the Issuer’s Common Stock issuable upon exercise or conversion of all outstanding securities of the Issuer (other than the Notes) that were, directly or indirectly, convertible or exercisable into shares of Common Stock there were not sufficient shares to permit conversion of the Note in full, then the 2007 Convertible Promissory Notes were convertible only to the extent of the number of shares of Common Stock that were authorized and available for issuance until such time as the Issuer filed a Certificate of Amendment increasing the number of authorized shares of Common Stock of the Issuer with the Delaware Secretary of State.

The Note Purchase Agreement provided that the obligation to repay the Notes was secured by a pledge of substantially all of the assets of the Issuer and its subsidiaries (the “Subsidiaries”) pursuant to the terms of that certain Security Agreement by and among the Issuer and the Subsidiaries. As a material inducement to Dancing Bear to purchase the Notes and in recognition of the substantial benefit which the Subsidiaries received from the proceeds of the Notes, the Subsidiaries agreed to guaranty the Notes pursuant to the terms of an Unconditional Guaranty Agreement entered into by and among the Subsidiaries.

On June 10, 2008, the Company entered into a Purchase Agreement (the "Purchase Agreement"), by and among the Company, its subsidiary, Tralliance Corporation (“Tralliance"), and Registry Management, whereby the Company agreed to (i) issue two hundred twenty nine million (229,000,000) shares of its Common Stock (the “Shares”) and (ii) sell the business and substantially all of the assets of its subsidiary, Tralliance, to Registry Management (the “Purchase Transaction”) for consideration consisting of (i) the surrender to the Company of convertible promissory notes issued by the Company having an aggregate principal amount of $4,250,000, together with all accrued and unpaid interest thereon ($1,256,548 in the aggregate), (ii) satisfaction of outstanding rent and miscellaneous fees due and unpaid to Registry Management through the date of closing ($837,722 in the aggregate), and (iii) an earn-out equal to 10% of the Registry Management’s “net revenue” (as defined in the Purchase Agreement) derived from “.travel” names registered by Registry Management through May 5, 2015. Registry Management is controlled by Egan, the Company’s Chairman and Chief Executive Officer and principal stockholder, and each of the Company’s two remaining board members, Cespedes and Robin Segaul Lebowitz, who own a minority interest in Registry Management.

Also on June 10, 2008, Dancing Bear elected to convert $400,000 in principal amount of the 2007 Convertible Promissory Notes issued by the Company. In accordance with the conversion terms of such Notes, such $400,000 was converted at $.01 per share, for an aggregate of 40 million shares of Common Stock. Although the beneficial ownership of Dancing Bear remained the same both before and after such conversion, Dancing Bear’s ownership of the actual issued and outstanding shares of Common Stock increased from approximately 5% to 23% as a result of the conversion. Similarly, while the number of shares beneficially owned by Egan remained the same, Egan and his affiliates’ (including Dancing Bear’s) ownership of the actual issued and outstanding shares of Common Stock increased from approximately 36% to 48% as a result of the conversion. After the conversion, Egan had the ability to significantly influence, if not control, the outcome of any item submitted to a vote of our stockholders, including approval of the Purchase Agreement described above.

On June 12, 2008, Egan, together with certain of his affiliates and other related parties, whom collectively were the record owners of approximately 51.3% of the issued and outstanding shares of Common Stock, executed a written consent of the stockholders adopting the Purchase Agreement and approving the transactions contemplated thereby in accordance with Section 228 of Delaware Law. On July 9, 2008, the same stockholders further ratified their prior action dated June 12, 2008 and approved anew the transaction contemplated by the Purchase Transaction. The actions by written consent were sufficient to approve the Purchase Agreement and the other transactions contemplated by the Purchase Agreement without any further action or vote of the Company’s stockholders.

On September 29, 2008, in contemplation of the consummation of the Purchase Transaction, Dancing Bear distributed all of its remaining 2007 Convertible Promissory Notes, having an aggregate principal amount of $850,000 and accrued interest of $133,096, to Egan, its sole shareholder. Simultaneously with Dancing Bear’s transfer, Egan, E&C and E&C II contributed all of their convertible promissory notes of the Issuer (including the Dancing Bear notes) to Registry Management in exchange for equity interests in Registry Management. Mr. Egan contributed convertible promissory notes having an aggregate principal amount of $850,000 and accrued interest of $133,096 to Registry Management in exchange for 15,496 Class B Units of Registry Management. Each of E&C and E&C II contributed convertible promissory notes having an aggregate principal amount of $1,700,000 and accrued interest of $561,726 to Registry Management in exchange for 35,650 Class B Units of Registry Management.

Also on September 29, 2008 and simultaneously with the transfers of the convertible promissory notes described above, the Company and Registry Management consummated the Purchase Transaction. Upon closing of the Purchase Transaction, the Company (i) issued the Shares and (ii) transferred the business and substantially all of the assets of its subsidiary, Tralliance, to Registry Management, and Registry Management (i) surrendered convertible promissory notes issued by the Issuer having an aggregate principal amount of $4,250,000, together with all accrued and unpaid interest thereon ($1,256,548 in the aggregate), (ii) forgave outstanding rent and miscellaneous fees due and unpaid to the Issuer through the date of closing ($837,722 in the aggregate), and (iii) became obligated to pay an earn-out equal to 10% of Registry Management’s “net revenue” (as defined in the Purchase Agreement) derived from “.travel” names registered by Registry Management through May 5, 2015.

As a result of the transactions on September 29, 2008, the number and percentage of shares of the Company’s Common Stock beneficial owned by the Reporting Persons changed as follows:

Amount beneficially owned:

E&C’s beneficial ownership increased from 82,469,012 to 277,469,012
E&C II’s beneficial ownership increased from 40,000,000 to 235,000,000
Dancing Bear’s beneficial ownership decreased from 133,303,148 to 48,303,148
Mr. Egan’s beneficial ownership increased from 274,699,034 to 350,699,034
Mr. Cespedes’s beneficial ownership remained the same
Registry Management’s beneficial ownership increased from -0- to 229,000,000

Percent of class:

Percent of class owned by E&C increased from 32.2% to 61.5%
Percent of class owned by E&C II increased from 16.2% to 53.2%
Percent of class owned by Dancing Bear decreased from 44.8% to 10.9%
Percent of class owned by Mr. Egan increased from 72.1% to 76.7%
Percent of class owned by Mr. Cespedes decreased from 2.0% to 1.0%
Percent of class owned by Registry Management increased from 0% to 51.9%

Additionally, Egan and his affiliates’ (including E&C, E&C II, Dancing Bear and Registry Management’s) ownership of the actual issued and outstanding shares of Common Stock increased from approximately 48% to approximately 76% as a result of the transactions. After the completion of the transactions, Egan gained the ability to control the outcome of any item submitted to a vote of our stockholders.

(d)    None.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth in Item 4 above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships of the nature described by Item 6 nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

1.   Joint Filing Agreement.

2.    Note Purchase Agreement dated May 29, 2007 by and among theglobe.com, inc., and Dancing Bear Investments, Inc. (1)

3.    Purchase Agreement Dated June 10, 2008 by and among theglobe.com, inc., Tralliance Corporation, and The Registry Management Company, LLC. (2)

____________________
(1)	Previously filed with Amendment No. 1 to the Schedule 13D of the Reporting Persons filed on August 26, 2005.

(2)	Previously filed with Amendment No. 4 to the Schedule 13D of the Reporting Persons (other than Registry Management Company, LLC) filed on June 20, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A-5 is true, complete and correct.

/s/ Michael S. Egan
Michael S. Egan

E & C Capital Partners, LLLP

By:	E & C Capital Ventures, Inc.

	By:	/s/ Edward A. Cespedes
Print Name: Edward A. Cespedes
Title: President

E & C Capital Partners II, LLLP

By:	E & C Capital Ventures, Inc.

	By:	/s/ Edward A. Cespedes
Print Name: Edward A. Cespedes
Title: President

/s/ Edward A. Cespedes
Edward Cespedes

Dancing Bear Investments, Inc.

	By:	/s/ Michael S. Egan
Print Name: Michael S. Egan
Title: President

Registry Management Company, LLC

	By:	/s/ Michael S. Egan
Print Name: Michael S. Egan
Title: Manager

Exhibit 1

As of October 8, 2008 and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D/A-5 (including any and all amendments thereto) with respect to the Common Stock of theglobe.com, inc., a Delaware corporation, and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file any and all amendments to such Statement on Schedule 13D.

The undersigned have signed this Joint Filing Agreement as of the date first written above.

/s/ Michael S. Egan
Michael S. Egan

E & C Capital Partners, LLLP

By:	E & C Capital Ventures, Inc.

	By:	/s/ Edward A. Cespedes
Print Name: Edward A. Cespedes
Title: President

E & C Capital Partners II, LLLP

By:	E & C Capital Ventures, Inc.

	By:	/s/ Edward A. Cespedes
Print Name: Edward A. Cespedes
Title: President

/s/ Edward A. Cespedes
Edward Cespedes

Dancing Bear Investments, Inc.

	By:	/s/ Michael S. Egan
Print Name: Michael S. Egan
Title: President

Registry Management Company, LLC

	By:	/s/ Michael S. Egan
Print Name: Michael S. Egan
Title: Manager